Western Wind Energy Corp.

Consolidated Financial Statements

(A Development Stage Company)

(Expressed in Canadian Dollars)

January 31, 2006, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Western Wind Energy Corp.

We have audited the accompanying consolidated balance sheet of Western Wind Energy Corp. (a development stage company) as of January 31, 2006, and the related consolidated statements of operations and deficit, cash flows and mineral properties for the year then ended, and for the period January 5, 1998 (inception) through January 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements as of January 31, 2005 and for the years ended January 31, 2005 and 2004, and the financial statements for the period January 5, 1998 (inception) through January 31, 2004, were audited by other auditors who have ceased operations and whose reports dated May 25, 2005 and June 10, 2004, respectively, expressed an unqualified opinion on those statements prior to restatement. The consolidated financial statements for the year ended January 31, 2005 and for the period from January 5, 1998 (inception) through January 31, 2004 prior to restatement, as described below, included a net loss of $2,803,208 and $4,405,502, respectively. Our opinion on the consolidated statements of operations and deficit and cash flows for the period January 5,1998 (inception) through January 31, 2006, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Wind Energy Corp., at January 31, 2006, and the results of its operations and its cash flows for the year then ended and the period from January 5, 1998 (inception) through January 31, 2006, in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements of Western Wind Energy Corp. as of January 31, 2005 and for the year then ended, prior to the adjustments described in notes 2, and 21, were audited by other auditors who have ceased operations. As described in Note 2, the Company recorded a prior period adjustment to accrue stock based compensation expense on stock options issued in the years ended January 31, 2006 and 2005, which were not previously recorded. In addition, the adjustments described in Note 2 affected the disclosures and reconciliations from Canadian to United States generally accepted accounting principles, as described in Note 21. We audited the adjustments to the 2005 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 consolidated financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that Western Wind Energy Corp. will continue as a going concern. The conditions described in Note 1 raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our previous audit report dated September 1, 2006 has been withdrawn and the 2006 and 2005 consolidated financial statements have been restated as described in notes 2 and 21.

Vancouver, Canada,
September 1, 2006, except as to Notes 2, 4, 11, 12, 13, 14,
15, 18 and 21, which are as of July 4, 2007. Chartered Accountants

MOORE STEPHENS ELLIS FOSTER LTD.
Chartered Accountants

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
WESTERN WIND ENERGY CORP. (A development stage company)

We have audited the consolidated balance sheet of Western Wind Energy Corp. (A development stage company) (the "Company") as at January 31, 2005 and the consolidated statements of operations and deficit and cash flows for the years ended January 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and the results of its operations and its cash flows for the years ended January 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the Company's financial position and its shareholders' equity as at January 31, 2005 and its results of operations for the years ended January 31, 2005 and 2004, as summarized in Note 21 to the consolidated financial statements.

Vancouver, Canada /s/ Moore Stephens Ellis Foster Ltd.
May 25, 2005 Chartered Accountants
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.

Our report to the shareholders dated May 25, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the independent auditors' report when these issues are adequately disclosed elsewhere in the consolidated financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.
Chartered Accountants

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
WESTERN WIND ENERGY CORP.
(A development stage company)

We have audited the consolidated statements of operations and deficit and cash flows of Western Wind Energy Corp. (A development stage company) (the "Company") for the period from January 5, 1998 (inception) to January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the period from January 5, 1998 (inception) to January 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada /s/ Moore Stephens Ellis Foster Ltd.
June 10, 2004 Chartered Accountants
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.

Our report to the shareholders dated June 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the independent auditors' report when these issues are adequately disclosed elsewhere in the consolidated financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Balance Sheets
January 31, 2006 and 2005
(Expressed in Canadian Dollars)

	Note	2006	2005
		Restated	Restated
		Note 2	Note 2
Assets
Current
Cash and cash equivalents		$5,922,795	$31,531
Refundable tax credits		56,348	69,169
Prepaid expenses and deposits		40,667	15,421
Total current assets		6,019,810	116,121
Construction in process	4	2,803,407	250,942
Investment deposit	14	-	172,020
Property and equipment deposits	5	839,819	-
Property and equipment	6	2,684,057	2,529,756
Intangible assets	7	-	375,000
Deferred charges	7	-	351,000
Total Assets		$12,347,093	$3,794,839

Liabilities
Current
Accounts payable and accrued liabilities		$466,225	$121,136
Advance from Clean Power Income Fund	10	-	400,000
Loans payable	8	366,239	135,000
Note payable	9	42,626	58,558
Total liabilities		875,090	714,694
Contingencies And Commitments	15, 18	-	-
Shareholders' Equity
Share Capital	11, 18(d)	21,490,117	8,981,033
Share subscriptions receivable	14	(129,100)	(335,208)
Contributed surplus	12	2,961,768	1,752,881
Deferred share bonus expense	14	(418,000)	-
Deficit accumulated in the development stage		(12,432,782)	(7,318,561)
Total shareholders equity		11,472,003	3,080,145
Total Liabilities and Shareholders' Equity		$12,347,093	$3,794,839
Continued Operations	1
The accompanying notes are an integral part of these financial statements

On behalf of the board:
"Claus Andrup"	"V. John Wardlow"

Claus Andrup	V. John Wardlow
(Director)	(Director)

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Statements of Operation and Deficit
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

Period From	Year	Year	Year
January 5, 1998	Ended	Ended	Ended
(Inception) To	January 31	January 31	January 31
Note	January 31, 2006	2006	2005	2004
Restated	Restated	Restated
Note 2	Note 2	Note 2
Expenses
Advertising and promotion	$205,506	$93,662	$95,547	$7,700
Amortization-deferred charges	2,625	-	-	2,625
Amortization-discount on promissory note	22,487	-	-	20,247
Amortization-equipment	103,109	51,360	32,157	15,306
Bonuses	14	1,087,353	1,087,353	-	-
Communications	390,439	283,664	106,775	-
Consulting and directors' fees	14	2,108,829	539,706	457,127	363,266
Financing costs	14	329,435	256,935	72,500	-
Foreign exchange loss (gain)	37,258	38,339	(1,081)	-
Interest and bank charges	158,697	120,812	13,132	19,035
Management fees	14	515,925	131,725	142,200	79,000
Office and secretarial	14	537,264	129,026	93,358	113,590
Professional fees	1,262,409	397,392	246,393	279,910
Project costs	536,517	150,772	226,805	182,745
Regulatory fees	276,218	93,029	28,844	16,847
Rent	14	94,131	45,216	21,215	17,700
Stock-based compensation	11	2,289,668	536,787	1,010,317	321,541
Telephone	102,923	40,323	29,304	11,114
Travel and automotive	14	975,256	295,829	236,788	154,708
Loss before the following	(11,036,049)	(4,291,930)	(2,811,381)	(1,605,334)
Interest income	18,990	5,424	697	1,825
Loss on the sale of marketable securities	(2,156)	-	-	-
Write off of advances receivable	14	(89,796)	(89,796)	-	-
Write off of land leases and wind data	7	(828,375)	(726,000)	(102,375)	-
Write off of mineral claims	(541,007)	-	-	-
Write-down of marketable securities	(15,000)	-	-	-
Gain on sale of mineral claims	66,763	-	-	-
Gain on forgiveness of debt	5,767	-	-	-
Loss before income taxes	(12,420,863)	(5,102,302)	(2,913,059)	(1,603,509)
Income tax provision	13	11,919	11,919	-	-
Loss for the period	(12,432,782)	(5,114,221)	(2,913,059)	(1,603,509)
Deficit, beginning of period,	-	(7,318,561)	(4,405,502)	(2,801,993)
Deficit, end of period	$(12,432,782)	$(12,432,782)	$(7,318,561)	$(4,405,502)
Loss per share-basic and diluted	$(0.30)	$(0.21)	$(0.15)
Weighted average number of common shares outstanding-basic and diluted	17,256,697	13,924,833	10,875,543
The accompanying notes are an integral part of these financial statements.
Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Statement of Cash Flows
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

Period From
January 5, 1998	Year	Year	Year
(Inception) To	Ended	Ended	Ended
January 31	January 31	January 31	January 31
2006	2006	2005	2004
Restated	Restated	Restated
Note 2	Note 2	Note 2
Cash flows from (used in) operating activities
$(12,432,782)	$(5,114,221)	$(2,913,059)	$(1,603,509)
Loss for the period
Add: items not involving cash:
Amortization-deferred charges	2,625	-	-	2,625
Amortization-discount on promissory note	22,487	-	-	20,247
Amortization-equipment	103,109	51,360	32,157	15,306
Bonuses paid in shares and to repay investment deposit	1,087,353	1,087,353	-	-
Financing fees settled by issuance of shares	319,435	256,935	62,500	-
Gain on sale of mineral claims	(66,763)	-	-	-
Gain on forgiveness of debt	(5,767)	-	-	-
Write off of land leases and wind data	828,375	726,000	102,375	-
Stock-based compensation expense	2,289,668	536,787	1,010,317	321,541
Loss on the sale of marketable securities	2,156	-	-	-
Write off of mineral rights	541,007	-	-	-
Write down of marketable securities	15,000	-	-	-
Legal expenses settled by the issue of shares	15,000	-	-	-
(7,279,097)	(2,455,786)	(1,705,710)	(1,243,790)
Change in non-cash working capital items:
Refundable tax credits	(56,348)	12,821	(51,269)	5,434
Prepaid expenses and deposits	(40,667)	(25,246)	(8,560)	(6,111)
Accounts payable and accrued liabilities	466,123	345,089	35,326	16,172
Net cash used in operating activities	(6,909,989)	(2,123,122)	(1,730,213)	(1,228,295)
Cash flows from (used in) financing activities
Shares issued for cash	19,862,962	11,797,024	1,791,831	2,653,593
Loans payable	366,239	231,239	135,000	-
Advances from (to) Clean Power Income Fund	-	(400,000)	400,000	-
Advances from (to) related party	5,767	-	(19,952)	(24,967)
Notes payable	42,626	(15,932)	(8,037)	(87,426)
Net cash used in financing activities	20,277,594	11,612,331	2,298,842	2,541,200
Cash flows from (used in) investing activities
Purchase of property and equipment	(2,787,167)	(205,661)	(561,029)	(867,691)
Construction in process	(2,803,407)	(2,552,465)	(250,942)	-
Property and equipment deposits	(839,819)	(839,819)	-	-
Investment deposit	(172,020)	-	-	(172,020)
Purchase of marketable securities	(43,500)	-	-	-
Acquisition of mineral rights	(191,072)	-	-	-
Deferred exploration	(349,932)	-	-	-
Proceeds from the sale of marketable securities	26,344	-	-	-
Proceeds on disposal of mineral rights	66,763	-	-	-
Increase in deferred charge	(351,000)	-	-	-
Net cash used in investing activities	(7,444,810)	(3,597,945)	(811,971)	(1,039,711)
Increase (decrease) in cash & cash equivalents	5,922,795	5,891,264	(243,342)	273,194
Cash and cash equivalents, beginning of period	-	31,531	274,873	1,679
Cash and cash equivalents, end of period	$5,922,795	$5,922,795	$31,531	$274,873
Supplemental disclosure of cash flow information:
Interest paid in cash	$133,169	$128,018	$5,151	$19,035
Income taxes paid in cash	-	-	-	-
The accompanying notes are an integral part of these financial statements.
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

1.	Nature of Business and Continued Operations

Western Wind Energy Corp. (the "Company") is in the business of developing wind energy projects on properties either owned or leased by the Company in New Brunswick, California and Arizona. The Company holds these wind farm properties in North America through its wholly owned subsidiaries Eastern Wind Power Inc. ("EWP"), Verde Resources Corporation ("Verde") and Aero Energy, LLC ("Aero").

The Company is the subject of several lawsuits with Pacific Hydro as detailed in notes 15 and 18. If the Company is not successful in its defence of these lawsuits or settlement thereof, Mesa Wind Farm may be transferred to Pacific Hydro to repay the US$13,400,000 acquisition loan (Note 18 (a)) provided by Pacific Hydro. In addition, Pacific Hydro has made a claim that the Company is required to repurchase 4,333,333 common shares of the Company at a price of $1.50 per share (Note 18 (d)), and that the Company is required to joint venture wind projects in Riverside and Kern Counties, California and Mohave County, Arizona with Pacific Hydro (Note 18(e)).

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in these projects totalling $6,073,945 (Notes 18(f) and (g)).

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to settle the lawsuits with Pacific Hydro and to obtain necessary financing to repay the loan from Pacific Hydro of US$13,400,000 (Note 18(a)), to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management's plan in this regard is to raise equity financing as required.

2.	Correction of Error in Recording Stock Based Compensation

Subsequent to January 31, 2006, the Company identified errors in the recording of stock based compensation for the years ended January 31, 2005 and 2006. For the year ended January 31, 2005, the calculation of stock based compensation omitted the issue of 250,000 stock options on September 2, 2004 with an exercise price of $1.40 per share. For the year ended January 31, 2006, the calculation of stock based compensation omitted the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

The effect of the adjustments on the consolidated balance sheets, consolidated statement of operations and deficit and consolidated statement of cash flows are as follows:
Consolidated Balance Sheets
As Previously	As	As Previously	As
Reported	Adjustment	Restated	Reported	Adjustment	Restated
2006	2006	2006	2005	2005	2005
Contributed surplus	$2,645,011	$316,757	$2,961,768	$1,643,030	$109,851	$1,752,881
Deficit accumulated
in the development stage	(12,116,025)	(316,757)	(12,432,782)	(7,208,710)	(109,851)	(7,318,561)

Statement of Operations and Deficit
As Previously	As	As Previously	As
Reported	Adjustment	Restated	Reported	Adjustment	Restated
2006	2006	2006	2005	2005	2005
Stock based compensation	$329,881	$206,906	$536,787	$900,466	$109,851	$1,010,317
Loss before the following	(4,085,024)	(206,906)	(4,291,930)	(2,701,530)	(109,851)	(2,811,381)
Loss before income taxes	(4,895,396)	(206,906)	(5,102,302)	(2,803,208)	(109,851)	(2,913,059)
Loss for the period	(4,907,315)	(206,906)	(5,114,221)	(2,803,208)	(109,851)	(2,913,059)
Deficit, beginning of period	(7,208,710)	(109,851)	(7,318,561)	(4,405,502)	-	(4,405,502)
Deficit, end of period	$(12,116,025)	$(316,757)	$(12,432,782)	$(7,208,710)	$(109,851)	$(7,318,561)
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

2.	Prior Period Adjustment (Continued)
Statement of Operations and Deficit (Continued)
From January 5, 1998
To January 31, 2006
As Previously	As
Reported	Adjustment	Restated
Stock based compensation	$1,972,911	$316,757	$2,289,668
Loss before the following:	(10,719,292)	(316,757)	(11,036,049)
Loss before income taxes	(12,104,106)	(316,757)	(12,420,863)
Loss for the period	(12,116,025)	(316,757)	(12,432,782)

As Previously	As	As Previously	As
Reported	Adjustment	Restated	Reported	Adjustment	Restated
2006	2006	2006	2005	2005	2005
Loss per share-basic and
diluted	$(0.28)	$(0.02)	$(0.30)	$(0.20)	$(0.01)	$(0.21)

Statement of Cash Flows
As Previously	As	As Previously	As
Reported	Adjustment	Restated	Reported	Adjustment	Restated
2006	2006	2006	2005	2005	2005

Cash flow from (used) in operations
Loss for the period	$(4,907,315)	$(206,906)	$(5,114,221)	$(2,803,208)	$(109,851)	$(2,913,059)
Add: items not requiring cash
Stock based compensation	329,881	206,906	536,787	900,466	109,851	1,010,317

From January 5, 1998
To January 31, 2006
As Previously	As
Reported	Adjustment	Restated
Loss for the period	(12,116,025)	(316,757)	(12,432,782)
Add: items not requiring cash
Stock based compensation	1,972,911	316,757	2,289,668

3.	Significant Accounting Policies
a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, EWP, and U.S. subsidiaries, Verde and Aero. All significant inter-company accounts and transactions have been eliminated.

b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (Continued)
c)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities at the purchase date of less than three months.
d)	Property and Equipment
Land is recorded at cost plus site investigation, legal and title insurance costs.

Equipment consists of wind equipment, furniture and equipment, and vehicles. It is recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful life of 5 years using the straight-line method.

e)	Construction in Process

Construction in process costs are costs incurred for the development of wind farm sites. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company's ability to obtain financing to complete the development of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at January 31, 2006, the Company has not commenced commercial operations of any projects.

f)	Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

g)	Long-lived Assets Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset's carrying amount exceeds its fair value.

h)	Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at January 31, 2006 and 2005, the Company did not have any asset retirement obligations.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (Continued)
i)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

j)	Foreign Currency Translation

Assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translation are included in income (loss) for the period.

k)	Loss Per Share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic loss per share until the conditions for their release are satisfied.

As the Company incurred losses for the year ended January 31, 2006, the stock options and share purchase warrants, as disclosed in note 10, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

l)	Stock based compensation

The Company follows the Canadian Institute of Chartered Accountants' Handbook section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to employees and directors of the Company require the application of the fair value method, as recommended by the Canadian Institute of Chartered Accountants. All stock option awards granted to employees and directors of the Company after January 31, 2002 have been accounted for using the fair value method.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company's stock

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

4.	Construction in Process

2006	2005
Grand Manan 20 MW Project	$689,609	$250,942
Steel Park 15 MW Project	2,015,269	-
Windstar 120 MW project	98,529	-
$2,803,407	$250,942

The Company has interests in the following 3 projects:
Grand Manan 20 MW Project

On September 29, 2004, the Company's wholly owned subsidiary, EWP, entered into a formal and binding 20-year power purchase agreement ("PPA") with New Brunswick Power that provides for the sale to New Brunswick Power of the available output of 20 Megawatts (MW) of wind power for a period of 20 years from its new wind farm to be located on Grand Manan Island, New Brunswick. The PPA requires that the facility be completed prior to October 31, 2006. If the project is not completed by that date, New Brunswick Power can demand the payment of $200,000 as damages and, if payment is not made, call the $200,000 performance bond secured by funds provided by a third party. At that time, the Company would have a liability of $200,000 to a third party that is not recorded in the Company's financial statements.

At October 31, 2006, the facility was not completed and New Brunswick Power demanded payment and then called the performance bond. At that time, the Company recorded a liability of $200,000 to the third party who provided security for the performance bond and wrote off its investment in the capitalized construction-in-progress and capital assets. The total amount written off in the year ended January 31, 2007 was $1,149,339 (Note 18(f)).

Steel Park 15 MW Project

On May 3, 2004, the Company's wholly owned subsidiary, Verde, entered into a Master PPA with Arizona Public Service Company, a company organized under the laws of the State of Arizona. Pursuant to the Master PPA, APS will purchase from Verde the available output of 15 MW's of wind power for a period of 10 years from its new wind farm to be located near Kingman, Arizona. The PPA requires that the facility be completed prior to March 31, 2007.At that date, the facility was not completed and on April 11, 2007, Arizona Public Service terminated the power purchase agreement.

In April 2006, the Company entered into a joint venture agreement with Pacific Hydro to finance the development of the Steel Park 15 MW Project. In September 2006, Pacific Hydro advised the Company that it did not wish to proceed with the project. As a result of the termination of the PPA with Arizona Public Service and the loss of the financial resources of Pacific Hydro to complete the project, the Company wrote off its investment in construction-in-progress and investment in Steel Park, LLC totalling $4,924,606 (Note 18(g)). The write-off was made in the year ended January 31, 2007.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)
4.	Construction in Process (Continued)
Windstar 120 MW Project

In March 7, 2005, the Company's wholly owned subsidiary, Aero, entered into a formal PPA with Southern California Edison Company ("Edison") for the sale to Edison of the available output of up to 120 MW's of wind power for a period of 20 years from its new wind farm located in Tehachapi, California. The PPA requires that the facility be completed by December 31, 2008. The PPA with Southern California Edison permits the Company to terminate the PPA if turbine prices exceed $850 per kw and receive a refund of the US$1 million performance bond.

The Company has entered into an Alliance Agreement with Pacific Hydro that may require the Company to joint venture the Windstar 120 MW Project with Pacific Hydro. The Alliance Agreement is being litigated as described in Note 18(e).

The Company has incurred initial construction costs on these projects for the creation of roads, environmental impact and wind studies with respect to placement of the wind turbines, preliminary engineering and wind turbine acquisition.

5.	Property and Equipment Deposits

2006	2005
Windridge	$670,798	$-
Windstar	43,546	-
Steel Park	125,475	-
$839,819	$-

Windridge

The Company has entered into an agreement to purchase the Windridge land and wind turbines and an assignment of a power purchase agreement with Edison for US$550,000 (CDN$657,250) (2005-$nil) and has secured the purchase by advancing the cash portion of the purchase price to the title insurance company. In addition, the legal, title insurance and environmental report costs have been capitalized.

The purchase price of the wind farm is US$825,000 (CDN$985,875) payable by US$550,000 (CDN$657,250) on closing and the balance of US$275,000 (CDN$328,625) by a first mortgage convertible into shares at CDN$1.60 per share at the holder's option.

Subsequent to the year end, on February 17, 2006, the purchase of the land and wind turbines and assignment of the power purchase agreement was completed.

Windstar

The Company entered into agreements to purchase land for the Windstar project in Tehachapi, California for US$36,440 (CDN$43,546). The funds to complete the purchase have been deposited with the title insurance company. The transaction to purchase land for the Windstar project has not completed. The transaction is expected to close on or about September 30, 2006. (See Note 18(e))

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

5.	Property and Equipment Deposits (Continued)
Steel Park

The Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provides for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US$105,000 (CDN$119,595) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) prior to December 5, 2006. The transaction subsequently closed on December 5, 2006.

As described in Note 18(g), the Company discontinued the Steel Park 15 MW Project and is reviewing the future development options for a wind farm.
6.	Property and Equipment

Accumulated	Net Book
Cost	Amortization	Value
2006
Land	$2,453,406	$ -	$2,453,406
Wind equipment	248,241	81,004	167,237
Furniture and equipment	52,833	17,160	35,673
Vehicles	32,686	4,945	27,741
$2,787,166	$103,109	$2,684,057

2005
Land	$2,370,533	$ -	$2,370,533
Wind equipment	151,274	44,164	107,110
Furniture and equipment	46,267	5,566	40,701
Vehicles	13,431	2,019	11,412
$2,581,505	$51,749	$2,529,756

Land having an original cost of $188,023 is securing the note payable of $42,626 (see note 8). The Company granted a fixed and floating charge over all of its assets to the spouse of an officer and director for providing security for a US$500,000 letter of credit that was provided to Southern California Edison (see note 13i).

7.	Intangible Assets and Deferred Charges
The Company purchased wind data in 2002 for $375,000. The Company believes that the value of the intangible asset is impaired and has written off the carrying amount during the year.

The Company entered into a 50-year land lease on September 1, 2002. The lease provided for an advance payment of $351,000 plus royalties based on the revenues generated from the sale of electricity. The Company has decided not to develop the property and has written off the carrying amount of the prepaid lease during the year.

Comparatively, write-offs of wind data and land leases totalled $102,375 for the year-ended January 31, 2005, and $nil for the year ended January 31, 2004.
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

8.	Loans Payable

The Company entered into an agreement to borrow US$550,000 (CDN$657,250) from a shareholder of the Company on August 12, 2005 to secure the purchase of land in California. The loan bears interest at 18% per year, payable quarterly and 82,500 shares were issued at a deemed price of $1.60 per share in connection with the transaction. The loan will be secured by a second charge on the land. The balance at January 31, 2006 was US$321,554 (CDN$366,239) (2005-$nil). Subsequent to January 31, 2006, the loan was repaid with accrued interest.

The Company entered into an agreement to borrow $135,000 from an arm's length third party, bearing interest at a rate of 10% per annum, compounded annually, and due on February 28, 2005. In connection with obtaining the loan, the Company issued to the lender 15,000 common shares and paid an administration fee of $10,000 in cash. The balance at January 31, 2006 was $nil (2005-$135,000), as the loan was paid in full during the year.

9.	Note Payable

The note payable of $42,626 (2005-$58,558) represents the amount due to an arm's length third party. The note payable is secured by a first charge on property having an original cost of US$111,000, bears interest at a rate of 10% per annum and is due on demand. Subsequent to January 31, 2006, the note payable was repaid in full.

10.	Advance From Clean Power Income Fund

In 2004, the Company entered into a joint venture agreement with Clean Power Income Fund ("Clean Power") to develop the Grand Manan 20 MW Project. Clean Power advanced the Company $400,000 to finance the development of the project. During the year, parties agreed not to proceed with the joint venture and the Company repaid the loan with interest at 5% per year.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

11.	Share Capital
a)	Authorized: Unlimited common shares without par value.

Unlimited class A preferred shares without par value.

b)	Issued: Common shares
Shares	Amount
Balance, January 31, 2004	12,141,491	$ 6,755,996
Cash transactions:
Exercise of warrants, ranging from $0.50 to $1.30 per share	1,797,533	1,470,770
Exercise of stock options, ranging from $0.20 to $0.35 per share	207,500	64,375
Private placement at $3.00 per unit, net of issuance costs of $6,000	21,000	57,000
Private placement at $1.50 per unit, net of share issuance cost of $77,850	432,161	570,392
2,458,194	2,162,537
Non-cash transactions:
Issuance of shares in connection with a loan	15,000	22,500
Issuance of shares for services	31,250	40,000
46,250	62,500
2,504,444	2,225,037
Balance, January 31, 2005	14,645,935	8,981,033
Cash transactions:
Private placement at $0.82 per share, net of issuance costs of $15,000	1,181,148	953,541
Exercise of warrants at $1.60 per share	227,000	363,200
Exercise of options at $0.20 per share	55,000	11,000
Exercise of warrants at $1.80 per share	5,000	9,000
Private placement at $1.50 per share net of issuance costs of $109,520 (see note 18(d))	6,856,133	10,174,680
Exercise of options at $1.20 per share	30,000	36,000
Exercise of warrants at $1.03 per share	365,853	376,828
8,720,134	11,924,249
Non-cash transactions:
Bonus shares in connection with a letter of credit at a deemed price of $1.50 per share (see note 13(i))	83,290	124,935
Issue of shares to pay management bonus to an officer and director at a deemed price of $1.64 per share (see note 13(e))	182,930	300,000
Bonus shares in connection with a debt financing at deemed price of $1.60 (see note 13(h))	82,500	132,000
Transfer from contributed surplus on exercise of stock options	-	27,900
348,720	584,835
9,068,854	12,509,084
Balance, January 31, 2006	23,714,789	$21,490,117

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

11.	Share Capital (Continued)
c)

750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the Superintendent of Brokers or the TSX Venture Exchange. The escrow shares can be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

In addition, 121,954 shares are held in escrow, subject to the recipient's continued service, as a director or employee of the Company, and are to be released over the period to October 26, 2007 pursuant to the escrow agreement.

d)	Share purchase warrants outstanding as at January 31, 2006:

Number of	Exercise	Expiry
Warrants	Price	Date
21,000	$4.00	February 4, 2006
37,000	1.60	May 5, 2006
15,000	2.10	August 16, 2006
315,500	2.10	September 3, 2006
116,661	2.10	December 13, 2006
122,000	1.03	March 1, 2007
175,000	1.03	March 9, 2007
18,295	1.03	March 10, 2007
500,000	1.03	March 31, 2007
415,000	1.80 (1st year)	June 15, 2006
2.20 (2nd year)	June 15, 2007
666,667	1.60	October 24, 2007
441,133	1.60 (1nd year)	December 5, 2007
2.20 (2nd year)	December 5, 2008
1,000,000	1.60	January 27, 2008
4,333,333	1.60	January 31, 2008
8,176,589
Each warrant entitles the holder to acquire one common share of the Company.

Warrants granted during the year ended January 31, 2006 were granted in conjunction with private placements of common shares, and are exercisable at the holder's option. There are no conditions whereby the Company would have to settle the warrants in cash. The details of warrants granted during the year are as follows:

Number of	Exercise	Expiry
Warrants	Price	Date
122,000	$1.03	March 1, 2007
175,000	1.03	March 9, 2007
384,148	1.03	March 10, 2007
500,000	1.03	March 31, 2007
415,000	1.80 (1st year)	June 15, 2006
2.20 (2nd year)	June 15, 2007
666,667	1.60	October 24, 2007
441,133	1.60 (1st year)	December 5, 2006
2.20 (2nd year	December 5, 2007
1,000,000	1.60	January 27, 2008
4,333,333	1.60	January 31, 2008
8,037,281
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

11.	Share Capital (Continued)
e)	The Company has a stock option plan (the "Plan") and has allotted and reserved up to an aggregate of 3,199,675 common shares.

Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant and expires 5 years from the date of grant.

In the third quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share. In the second quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled. In the first quarter of 2006, the Company granted 100,000 stock options to a director of the Company to acquire shares at $1.43.

During the year ended January 31, 2005, the Company granted 350,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share. In addition, the Company granted 250,000 stock options to a consultant to the Company to acquire shares at $1.40.

The Company recorded $536,787 of stock-based compensation expense on options vested in the year (2005-$1,010,317; 2004-$321,541).
A summary of stock option information as at January 31, 2006 is as follows:

Weighted Average
Shares	Exercise Price
Restated	Restated
Note 2	Note 2
Options granted at January 31, 2003	1,120,000	$0.83
Granted	750,000	1.88
Exercised	(57,500)	0.22
Options granted at January 31, 2004	1,812,500	1.29
Granted	600,000	1.43
Exercised	(207,500)	0.31
Options outstanding at January 31, 2005	2,205,000	1.42
Granted	600,000	1.48
Exercised	(85,000)	0.55
Expired/forfeited	(550,000)	1.26
Options outstanding at January 31, 2006	2,170,000	$1.51
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

11.	Share Capital (Continued)
Options Outstanding	Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Restated Note 2	Restated Note 2	Restated Note 2	Restated Note 2	Restated Note 2
$0.01-$1.00	100,000	1.84	$ 0.86	100,000	$0.86

$1.01-$2.00	1,820,000	2.95	$ 1.42	1,157,500	$1.32

$2.01-$3.00	250,000	2.76	$ 2.43	650,000	$2.42

2,170,000	2.88	$ 1.51	1,907,500	$ 1.67

f)

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-interest rate of 4.00% (2005-4%; 2004-3%), dividend yield 0% (2005-0%; 2004-0%), volatility of 76% (2005-79%; 2004-59%) and expected lives of approximately 5 years (2005-5 years; 2004-5 years). The weighted average fair value of stock options granted during the year ended January 31, 2006 was $1.06 (2005-$0.89; 2004-$1.31).

12.	Contributed Surplus
Contributed Surplus has changed as follows:
2006	2005
Restated	Restated
Note 2	Note 2
Balance, beginning of the year	$1,752,881	$742,564
Stock-based compensation expense	536,787	1,010,317
Bonus payable by issuance of 426,829 shares (see note 13d)	700,000	-
Transfer to share capital on exercise of stock options	(27,900)	-
$2,961,768	$1,752,881
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

13.	Income Taxes
Income taxes:	2006	2005	2004
Current	$11,919	$-	$-
Future	-	-	-
$11,919	$-	$-

The items accounting for the difference between income taxes computed at the statutory rate of 34.46% (34.78% in 2005, 34.61% in 2004) and the provision for income taxes are as follows:
2006	2005	2004
Restated	Restated
Note 2	Note 2
Earnings before income tax	$ (5,114,221)	$(2,913,059)	$(1,603,509)
Computed tax recovery at statutory rate	$(1,762,361)	$(1,013,162)	$(554,974)
Increase (decrease) resulting from:
Permanent differences:
Meals and entertainment	9,318	9,599	5,368
Stock-based compensation	184,884	351,388	114,147
Foreign exchange translation gain/loss	84,934	(2,189)	135
Branch interest deduction limitation	17,570	-	-
State minimum taxes, net of federal benefit	7,866	-	-
Non-deductible legal fees	-	-	870
Change in valuation allowance	1,279,421	586,639	352,835
Difference between foreign exchange rate used	154,287	67,725	81,619
in converting change in valuation allowance
Tax rate changes	(143,000)	-	-
Expired losses carryover	179,000	-	-
Income tax expense	$11,919	$-	$-

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future income taxes were as follows:

2006	2005	2004
Future income tax assets:
Sponsorship fees	$5,378	$10,757	$16,135
Regulatory costs	26,420	-	-
Intangible assets	163	175	189
Share issuance cost	-	-	92
Bad debt	31,878	-	-
Net operating losses carry forward	3,155,202	1,894,689	1,261,961
3,219,041	1,905,621	1,278,377
Future income tax liabilities:
Fixed assets	(5,456)	(6,739)	(3,831)
Intangible assets	(5,363)	(19,346)	(13,569)
Legal costs	(7,380)	-	-
Development costs	(50,350)	(26,725)	-
Share issuance cost	(33,570)	(11,786)	-
(102,119)	(64,596)	(17,400)
Net FIT Asset (Liability) before valuation allowance	3,116,922	1,841,025	1,260,977
Valuation allowance	(3,116,922)	(1,841,025)	(1,260,977)
Net FIT Asset (Liability) after valuation allowance	$-	$-	$-
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)
13.	Income Taxes (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of January 31, 2006, the Company does not believe it meets the criteria to recognize deferred tax assets, and has accordingly provided a full valuation allowance.

At January 31, 2006, the Company has total net operating loss carry forwards for U.S. federal income tax purposes of approximately $6.4 million which expire at various times commencing in 2021. Net operating loss carry forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non capital loss carry forwards of approximately $2.0 million which expire at various times commencing in 2007.

The tax impact of the losses has not been recorded in the consolidated financial statements.
14.	Related Party Transactions
a)	The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:
2006	2005	2004
Consulting and directors' fees	$ 458,642	$172,335	$167,871
Bonuses	920,687	-	-
Management fees	131,725	142,200	46,000
Office and secretarial	37,000	30,000	36,700
Rent	26,000	-	17,700
Travel and automotive	34,139	35,415	19,372
Financing costs	256,935	-	-
Interest	98,407	-	-
$1,963,535	$379,950	$287,643

b)

Subscriptions receivable (received) from the spouse of a director of the Company are $129,100 (2005-($20,000)). On December 5, 2006, the spouse advanced the Company $630,000 and repaid the subscription receivable.

c)

Write off of advances receivable of $89,796 (2005-$nil; 2004-$nil) relate to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers. However, at this time, recoverability of the amounts written-off is uncertain.

d)

A bonus of $700,000 (2005-$nil; 2004-$nil) was awarded to a director and officer of the Company and will be settled through the issuance of 426,829 shares. Once issued, the shares will be held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $407,000 (2005-$nil; 2004-$nil) has been expensed in the year-ended January 31, 2006 and $293,000 (2005-$nil) has been deferred and will be amortized to expense pursuant to the terms of the agreement.

e)

The Company paid a bonus of $300,000 (20050-$nil; 2004-$nil) to an officer and director through the issue of 182,930 shares at a deemed price of $1.64. The shares are held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $175,000 (2005-$nil; 2004-$nil) has been expensed in the year ended January 31, 2006, and $125,000 (2005-$nil) has been deferred and will be amortized to expense pursuant to the terms of the agreement.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

14.	Related Party Transactions (Continued)
f)	Subscriptions receivable from an officer and director, a director and a former director of the Company are $nil (2005-$335,208).
g)

The investment deposit receivable at January 31, 2005 from an officer and director of $172,020 and share subscriptions receivable of $333,333 from an officer and director and a former director were paid by way of a bonus during the year ended January 31, 2006.

h)

A shareholder provided a loan of US$550,000 to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a deemed price of $1.60 per share. Interest charged on the loan totalled US$40,851 (CDN$49,254) (2005-$nil; 2004-$nil).

i)

The spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest at 12% of letter of credit and the issue of 83,290 bonus shares at a deemed price of $1.50 per share. Interest charged on the letter of credit totalled US$40,767 (CDN$49,153) (2005-$nil; 2004-$nil). Subsequent to the year end, a new Letter of Credit was established for US$1 million (CDN$1,139,000) and the original Letter of Credit was released. The new Letter of Credit is secured by US$1 million (CDN$1,139,000) in cash.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

15.	Commitments and Contingencies
a)

The Company is committed to a land lease agreement with a lessor with respect to the wind power project in New Brunswick, Canada. The lease has a term of 30 years commencing December 10, 2002 and ending on December 10, 2032. As required by the agreement, the Company has initiated plans to commence the construction of permanent wind energy conversion facilities by October 31, 2006. The agreement required the Company to pay the lessor annual rent equal to:

1.55% of the actual annual sale revenue for the first 3 years after commencement of the "operation of the wind farm" on the permanent sites;
1.9% of the actual annual sales revenue for the 4th year to 7th year;
2.2% of the actual annual sales revenue for the 8th year to 11th year;
2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and
If any additional revenue from the sale of CO2 emission reduction credit is generated, the Company shall pay the lessor additional annual rent at the rates set out above.
The Company has entered into a verbal understanding to pay the lessor an additional rent of 0.5% of annual sales revenue.
b)

In October 2004, the Company opened a Letter of Credit in favour of New Brunswick Power ("NBP") for $200,000, which is valid until November 1, 2006. NBP can withdraw funds from the Letter of Credit if EWP does not commission the wind plant by October 31, 2006. Security for the Letter of Credit was provided by a third party. In the event that the wind plant is not commissioned by October 31, 2006, the Company will be liable for the $200,000. NBP called the performance bond on October 31, 2006 and the Company accrued the $200,000 liability, as at October 31, 2006 (See Note 18(f)).

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

15.	Commitments and Contingencies (Continued)
c)

In April 2005, the Company opened a Letter of Credit in favour of Southern California Edison for USD$500,000 (CDN$639,500), which is valid until December 31, 2006 with an option by the Company to extend to December 31, 2008. The Letter of Credit was provided by the spouse of a director in consideration for a charge on the Company's assets, interest of 12% of the undrawn amount and the issue of 83,290 common shares to the related party at a price of $1.50 per share.

Subsequent to the year end, a new Letter of Credit was established for US$1 million (CDN$1,139,000) and the original Letter of Credit was released. The new Letter of Credit is secured by US$1 million (CDN$1,139,000) in cash.

d)

The Company entered into an agreement on June 30, 2005 to purchase land, wind turbines and an assignment of a power purchase agreement expiring in 2014 for US$825,000. The Company placed US$550,000 in trust with a title insurance company and the balance of the purchase price will be paid by a first mortgage on the land convertible into shares at CDN$1.40 per share at the holder's option with interest payable at 8% per year and due on February 17, 2008. The purchase was completed in February 2006.

e)

In January 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing within certain geographic areas and requires Pacific Hydro to fund development and construction costs on projects that are satisfactory to them (See Note 18(e)).

f)

In November, 2005, the Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provides for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US $105,000 (CDN $119,595) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) prior to the earlier of December 5, 2006 or the date construction commences. The Company has made both non-refundable deposit payments. On December 5, 2006, the purchase price of the land was increased to US$1,638,746 and the vendor agreed to provide a US$825,000 mortgage payable on June 6, 2007 with interest at 7%. The transaction was completed on December 5, 2006 by the payment of US$603,746 on closing.

g)

During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totaling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, the $350,000 bonus agreement with the former officers of EWP was cancelled and the officers of EWP, who were the beneficiaries, were terminated for cause. The former officers of EWP have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable at this time.

h)

The Company is being sued by a former director of EWP for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services. Management believes that the action is without merit; however, the ultimate outcome is not determinable at this time.

i)

On June 29, 2006, the Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

15.	Commitments and Contingencies (Continued)
j)

On March 20, 2006, the Company entered into an agreement to purchase fifteen 1 MW wind turbines from Mitsubishi Power Systems Inc. On April 26, 2006, the Company established Steel Park LLC, a joint venture company with Pacific Hydro Limited to develop the Steel Park 15 MW Project. On April 26, 2006, the Turbine Supply Agreement was assigned to Steel Park, LLC. Pursuant to Steel Park LLC's operating agreement, Pacific Hydro Limited provided funding to secure the balance of the turbine supply contract and was granted a first charge on the wind turbines and the Company's capital account in Steel Park, LLC. In September 2006, Pacific Hydro advised the Company that it did not wish to proceed with the Steel Park 15 MW Project. The wind turbines were delivered by Mitsubishi Power Systems Inc. and are in storage awaiting the outcome of the settlement negotiations between the Company and Pacific Hydro related to the lawsuits described in note 18.

k)	The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year.

If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties.

The Company has not been challenged on this issue, and as such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in these consolidated financial statements.

16.	Non-cash Financing Activities

During the year ended January 31, 2006, the Company issued 83,290 shares at a deemed price of $1.50 per share in connection with the letter of credit for USD$500,000 provided to Southern California Edison and 82,500 shares at a deemed price of $1.60 per share were issued in connection with the US$550,000 loan to secure the purchase of the Windridge property.

17.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash and cash equivalents, refundable tax credits, deposits, accounts payable, advance from Clean Power Income Fund, loans payable and the note payable approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the US. The Company will generate US dollar revenues from its projects in the future, but raises funds denominated in Canadian dollars to invest in its US projects and incurs corporate overhead costs in Canadian dollars.

The Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

18.	Subsequent Events
(a)

The Company entered into an agreement on July 21, 2006 to purchase the common shares of PAMC Management Corporation that has a right-of-way that expires in 2013 near Palm Springs, California, a 29.9 MW power purchase agreement with Southern California Edison expiring in 2010 and 460 Vestas wind turbines for US$13,400,000 (CDN$15,262,600) (collectively "Mesa Wind Power"). The purchase price was financed by a loan from Pacific Hydro Limited and is repayable in part no later than September 30, 2006 through a proposed US$7,000,000 share offering ("the Loan Replacement Private Placement") and the balance was due on December 31, 2006 with interest at LIBOR plus 6%. The Company offered to Pacific Hydro the opportunity to subscribe to the share offering, but Pacific Hydro declined. The proposed share offering would be used to repay the loan into shares of the Company. If the Company fails to repay a portion of the loan by September 30, 2006, half the shares of Mesa Wind Power will be transferred to Pacific Hydro Limited. The loan from Pacific Hydro is currently outstanding.

At the Company's annual general meeting on September 25, 2006, the Loan Repayment Private Placement was approved by the Shareholders. The Company was not advised by Pacific Hydro Limited that it would participate in a US$7,000,000 private placement to reduce the loan. Therefore, the entire loan was repayable on December 31, 2006.

On November 7, 2006, Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not subscribe to the proposed US$7,000,000 private placement to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan would have been December 31, 2006. The Counterclaim states that Pacific Hydro has obstructed the Company's efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company. Management believes that the outcome of the lawsuit is indeterminable at this time.

(b)

On February 17, 2006, the Company completed the purchase of the Windridge Generating Facility. Pursuant to the purchase agreement, the Company acquired 192 acres of land, 43 wind turbines, electrical infrastructure and an assignment of power purchase agreement with Southern California Edison for the production and sale of up to 4.5 MW of electricity. The purchase price was US$825,000, of which US$550,000 was paid in cash and US$275,000 was paid by the issuance of a 2-yar convertible promissory note secured by a first mortgage on the Windridge real estate. The note bears interest at 8% per year, is convertible into common shares at price of US$1.40 per share and is redeemable on 30 days notice.

(c)

The Company completed the purchase of 1,128 acres of land near Kingman, Arizona for US$1,638,746 on December 5, 2006. The Company entered into a US$825,000 mortgage with the vendor that is payable with interest at 7% per year on June 6, 2007.

The spouse of an officer and director advanced the Company $630,000 to finance the purchase of the 1,128 acres near Kingman, Arizona. Subject to the approval of the TSX Venture Exchange, the balance of the advance bears interest at LIBOR plus 5.98% per year and maturing on November 30, 2008. In addition, the Company agreed to pay a bonus of 146,500 shares at a deemed price of $0.86 per share as compensation for the loan.

On June 5, 2007, the Company paid US$412,500 plus accrued interest and a mortgage renegotiation fee of $21,000, so that the term of the mortgage was extended to December 6, 2007. A significant shareholder loaned the Company US$412,500 and secured the loan by a second charge on the property. The loan from the shareholder bears interest at 12% and is due on July 1, 2009. In addition, the significant shareholder will receive a bonus of 118,000 shares at a value of $0.75 per share.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

18.	Subsequent Events (Continued)
(d)

On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro alleges that it has a put option pursuant to the Exclusivity Deed entered into on October 20, 2005. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the terms and conditions of the private placement are described in the Subscription Agreement entered into by Pacific Hydro and that the Subscription Agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro. Management believes that Pacific Hydro's claim is without merit.

(e)

On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California as security for a loan, without their consent. Pacific Hydro alleges that the chief executive officer made comments that the Company may sell the property, lease it to a third party, develop it on a piecemeal basis or use it as security for a loan. The Company is claiming that the Alliance Agreement relates solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development is subject to the mutual agreement of the proposed development by both parties. The Company has filed a statement of defence. Management believes that the allegations by Pacific Hydro are without merit.

(f)

On October 31, 2006, the Grand Manan 20 MW wind energy facility was not completed and New Brunswick Power terminated the PPA. The $200,000 performance bond was called by New Brunswick Power, the Company recorded the $200,000 as a liability and the Company wrote off the capitalized construction-in-progress and capital assets. The total amount written off in the year ended January 31, 2007 was $1,149,339.

(g)

During September 2006, the Company was notified by Pacific Hydro that it did not wish to continue with the development of the Steel Park 15 MW project. As a result, the Company was not able to meet its deadline to complete the project by March 31, 2007. Arizona Public Service terminated the Power Purchase Agreement on April 11, 2007 as a result of the default. At January 31, 2007, the Company wrote off its capital contributions to Steel Park, LLC and the direct investment in the Steel Park 15 MW Project totalling $4,924,606. The Company is reviewing its future development options.

The Company assigned the Turbine Supply and Maintenance Agreement with Mitsubishi Power Systems Inc. to Steel Park, LLC and the turbines reservation payments totalling US$3,300,000 were recorded as a capital contribution to Steel Park, LLC. Pacific Hydro provided a letter of credit to Mitsubishi Power Systems for the balance of the cost of the wind turbines and secured the letter of credit with a charge on the wind turbines and on the Company's capital account.

(h)	Since January 31, 2006, the Company purchased an additional 230 acres of land for US$382,723 and entered into an agreement to purchase an additional 77 acres of land in California for US$250,000.
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

18.	Subsequent Events (Continued)
(i)

On April 28, 2006, the Company obtained an order from the Federal Energy Regulatory Commission requiring the Sagebrush Partnership to grant the Company access to their transmission line in the Tehachapi Pass Wind Park which connects to Southern California Edison's transmission systems. The Federal Energy Regulatory Commission also ordered the parties to negotiate and enter into a transmission agreement. The Sagebrush Partnership appealed the decision. On August 14, 2006, the Federal Energy Regulatory Commission ordered the parties to negotiate, within 30 days, the terms of an agreement to permit the Company to use the Sagebrush transmission line. This 30-day deadline was extended to 60 days. On March 15, 2007, the Federal Energy Regulatory Commission confirmed that the granting of transmission capacity to the Company is subject to a 33MW power project that is being planned by one of the Sagebrush Partners. The parties are to provide a copy of the transmission and interconnection agreement within 30 days for FERC approval. On May 17, 2007, FERC agreed to hear an appeal by one of the Sagebrush Partners.

(j)

On June 8, 2007, the Company entered into a letter of intent with Pacific Hydro to settle the legal disputes between the two parties and the cessation of legal actions. Although, the letter of intent has lapsed, the parties are continuing with the documentation of the definitive settlement agreement. The agreement is subject to negotiation and execution of a definitive settlement agreement. There is no guarantee that the Company and Pacific Hydro will complete the settlement agreement.

(k)

On July 5, 2007, the Company entered into a letter of intent to sell certain meteorological towers, land, permits, wind data and engineering reports for $250,000 payable by a deposit of $75,000, $75,000 on completion of due diligence, one-third of the balance on completion of the purchase agreement and the balance on closing. The Company has received the initial deposit.

(l)

On July 9, 2007, the Company was sued by Michael and Grace Wystrach, who have commenced a legal action against the Company alleging damages in the amount of $351,000 for breach of a lease agreement that the Company entered into respecting certain land in Arizona. Management believes that the plaintiffs' allegations are without merit, and will be filing a statement of defence.

19.	Segmented Information

The Company is involved in the acquisition and development of wind farms, primarily in Eastern Canada and the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for each of the 2006, 2005 and 2004 fiscal years.

2006	Canada	US	Total
Current assets	$5,986,110	$33,700	$6,019,810
Project development costs	689,609	2,113,798	2,803,407
Property and equipment deposits	-	839,819	839,819
Property and equipment	114,440	2,569,617	2,684,057
Total assets	$6,790,159	$5,556,934	$12,347,093

2005
Current assets	$116,121	$-	$116,121
Project development costs	250,942	-	250,942
Investment deposit	-	172,020	172,020
Property and equipment	87,203	2,442,553	2,529,756
Intangible assets	-	375,000	375,000
Deferred charges	-	351,000	351,000
Total assets	$454,266	$3,340,573	$3,794,839
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

20.	Comparative Figures
The 2005 comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.
21.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in some respects from generally accepted accounting principles in the United States (US GAAP).

b)	The significant differences between Canadian and US GAAP that affect the Company's consolidated financial statements are summarized below:
c)	Reconciliation of Total Assets and Liabilities:
2006	2005
Total assets per Canadian/US GAAP	$12,347,093	$3,794,839
Total liabilities per Canadian/US GAAP	$875,090	$714,694
d)	Reconciliation of Consolidated Statement of Operations Items:
Year Ended	Year Ended	Year Ended
January 31	January 31	January 31
2006	2005	2004
Restated	Restated
Note 2	Note 2
Loss for the period
(Canadian GAAP)	$(5,114,211)	$(2,913,059)	$(1,603,509)
Imputed interest	-	-	(1,950)
Loss and comprehensive loss for the period
(US GAAP)	$(5,114,211)	$(2,913,059)	$(1,605,459)
Loss per share-basic and diluted (US GAAP)	$(0.30)	$(0.21)	$(0.15)
Weighted average number of common shares
Outstanding-basic and diluted	17,256,697	13,924,833	10,875,543
e)	The Consolidated Statement of Shareholders' Equity, prepared in accordance with US GAAP as required, is presented as an additional schedule.
f)	Reconciliation of Consolidated Statement of Cash Flows items is not presented since there are no significant differences to report.
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

21.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)
g)	Consolidated Statement of Changes in Shareholders' Equity
Total
Share	Compre-
Additional	Subscription	Total	hensive
Paid-in	(Receivable)	Shareholders'	Net Income
Shares	Capital	Received	Deficit	Equity	(loss)
Restated	Restated	Restated	Restated
Note 2	Note 2	Note 2	Note 2
Balance as at January 31, 2003	9,571,972	$4,473,409	$7,500	$(2,828,978)	$1,651,931	$-
Exercise of warrants at
$0.75 to $1.30 per share	949,000	763,600	-	-	763,600	-
Private placement at $1.05 per share net of share issuance costs of $21,190	440,686	441,721	-	-	441,721	-
Shares issued in connection with Wind Farm
Easement Agreement	100,000	105,000	-	-	105,000	-
Bonuses shares issued in connection
with a promissory note	41,000	-	-	-	-	-
Private placement at $1.05 per share
net of share issuance costs of $20,750	651,000	662,800	-	-	662,800	-
Exercise of stock options at
$0.20 to $0.35 per share	57,500	12,625	-	-	12,625	-
Private placement at $1.05 per share	115,000	120,750	-	-	120,750	-
Private placement at $3.00 per share net
of share issuance costs of $21,900	215,333	624,099	-	-	624,099	-
Imputed interest	-	1,950	-	-	1,950	-
Share subscriptions	-	-	27,998	-	27,998	-
Stock-based compensation	-	321,541	-	-	321,541	-
Components of comprehensive
net income (loss) for the year	-	-	-	(1,605,459)	(1,605,459)	(1,605,459)
Balance as at January 31, 2004	12,141,491	7,527,495	35,498	(4,434,437)	3,128,556	-
Exercise of warrants at
$0.50 to $1.30 per share	1,797,533	1,470,770	-	-	1,470,770	-
Exercise of stock options at
$0.20 to $0.35 per share	207,500	64,375	-	-	64,375	-
Issuance of shares in connection with loan	15,000	22,500	-	-	22,500	-
Private placement at $3.00 per unit net of
share issuance costs of $6,000	21,000	57,000	-	-	57,000	-
Private placement at $1.50 per unit net of
share issuance costs of $77,850	432,161	570,392	-	-	570,392	-
Issuance of shares for services	31,250	40,000	-	-	40,000	-
Share subscriptions	-	-	(370,706)	-	(370,706)	-
Stock-based compensation	-	1,010,317	-	-	1,010,317	-
Components of comprehensive
net income (loss) for the year	-	-	-	(2,913,059)	(2,913,059)	(2,913,059)
Balance as at January 31, 2005	14,645,935	10,762,849	(335,208)	(7,347,496)	3,080,145	-
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

21.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)
g)	Consolidated Statement of Changes in Shareholders' Equity
Total
Share	Compre-
Additional	Subscription	Total	hensive
Paid-in	(Receivable)	Shareholders'	Net Income
Shares	Capital	Received	Deficit	Equity	(loss)
Restated	Restated	Restated	Restated
Note 2	Note 2	Note 2	Note 2
Balance as at January 31, 2005	14,645,935	10,762,849	(355,208)	(7,347,496)	3,080,145	-
Exercise of warrants at $1.60 per share	227,000	363,200	-	-	363,200	-
Private placement at $0.82 per unit
net of issuance costs of $15,000	1,181,148	953,541	-	-	953,540	-
Exercise of options at $0.20 per share	55,000	11,000	-	-	11,000	-
Exercise of warrants at $1.80	5,000	9,000	-	-	9,000	-
Bonus shares at a deemed price of $1.60	82,500	132,000	-	-	132,000	-
Private placement at $1.50 per unit
net of issuance costs of $109,520 (See Note 18(d))	6,856,133	10,174,680	-	-	10,174,680	-
Exercise of stock options at $1.20 per unit	30,000	36,000	-	-	36,000	-
Bonus shares at a deemed price of $1.60	83,290	124,935	-	-	124,935	-
Exercise of warrants at $1.03	365,853	376,828	-	-	376,829	-
Shares issued to pay bonus at $1.64	182,930	300,000	-	-	300,000	-
Share subscriptions received	-	-	335,208	-	335,208	-
Share subscriptions receivable	-	-	(129,100)	-	(129,100)	-
Stock-based compensation	-	536,787	-	-	536,787	-
Bonuses payable by issuance of shares	-	700,000	-	-	700,000	-
Deferred bonus expense	-	(418,000)	-	-	(418,000)	-
Net loss for the year	-	-	-	(5,114,221)	(5,114,221)	(5,114,221)
Balance as at January 21, 2006	23,714,789	$24,062,820	$(129,100)	$(12,461,717)	$11,472,003	-

h)	Correction of Errors Recording Stock Based Compensation

As described in note 2, subsequent to January 31, 2006, the Company identified errors in the recording of stock based compensation for the years ended January 31, 2005 and 2006. For the year ended January 31, 2005, the calculation of stock based compensation omitted the issue of 250,000 stock options on September 2, 2004 with an exercise price of $1.40 per share. For the year ended, January 31, 2006, the calculation of stock based compensation omitted the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

The effect of the adjustments is described in note 2, and does not differ from the adjustments made under US GAAP.
Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

21.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)
(i)	New Accounting Pronouncements for US GAAP
Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" (FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115", ("FAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.